Exhibit 4.22

Rise Education Group

LICENSE AGREEMENT WITH RESPECTED TO MANAGEMENT SYSTEM

This license agreement (the “Agreement”) is entered into as of [Date] in Beijing, China by and between:

Party A: Rise (Tianjin) Education Information Consulting Co., Ltd. (“Licensor”)

Address: Room C209, C210, C213, C214, C217 and C218, 2/F, Building 1, No.8 Huanhe West Road, Airport Economic Zone, Tianjin, China

Party B: [•] (“Licensee”)

Address: [•]

Whereas:

1.

Licensor is a company with adequate financial and other resources in the field of English teaching and training for children, capable of providing valuable and sophisticated educational services solutions to educational institutions and teachers;

2.

Licensee engages in the field of English teaching and training for children. Licensee agrees to accept Licensor’s license as specified in this Agreement and utilize Licensor’s resources to grant licenses to relevant education and training institutions.

This Agreement is entered into by and between Licensor and Licensee (each a “Party” and collectively, the “Parties”) upon mutual consultation to promote the development of education and training and cultivate talents for the society.

1.	Scope of License

Licensor hereby grants to Licensee a license (the “License”) to use the following management systems:

(1)	License of Business Management System

Licensor hereby grants to the Licensee a license to use the business management system developed by Licensor through commissioned contractors, which provides Licensee with various functions including but not limited to the entry, collection and analysis of data relating to new student enrollments, renewed student enrollments, course offerings and other business scenarios.

Rise Education Group

(2)	License of Financial Management System

Licensor hereby grants to the Licensee a license to use the financial management system developed by Licensor through commissioned contractors, which provides Licensee with various financial management functions, including but not limited to (i) reconciliation between financial data and business data and (ii) management of its accounting books and records, accounts receivables and payables, fixed assets, financial statements, supply chains and master data.

(3)	License of Human Resources Management System

Licensor hereby grants to the Licensee a license to use the human resources management system developed by Licensor through commissioned contractors, which provides Licensee with various human resources management functions, including but not limited to organization management, employee management, calculation of compensations, development of employee benefit plans, management of leave and absence records and shared services.

(4)	License of Office Automation System

Licensor hereby grants to the Licensee a license to use the office automation system developed by Licensor through commissioned contractors, which provides Licensee with various administrative management functions, including but not limited to approval of contracts and payments and other routine matters at all levels.

2.	Non-exclusivity

The License under this Agreement is non-exclusive. Licensor may use the License by itself or provide similar licenses to any other third party within the area where Licensee operates or other areas.

3.	Assignment

Unless otherwise provided herein, Licensee shall not assign or transfer any rights or obligations hereunder to any third party without the prior written consent of Licensor. Licensor may assign or transfer its rights and obligations hereunder to any third party in connection with, among other things, equity restructuring or business restructuring, without the consent of Licensee.

4.	Royalties

Licensee shall pay Licensor the royalties (“Royalties”) (inclusive of all applicable taxes) in accordance with Schedule 1 for the License granted by Licensor.

[To facilitate the operation of Licensee, in the event that Licensee incurs losses, Licensor may agree to waive the obligations of Licensee to pay Royalties to Licensor.]

Rise Education Group

5.	Payment Methods

Licensee shall make the payment of Royalties through bank remittance or other payment methods to the following account designated by Licensor:

Account Name: Rise (Tianjin) Education Information Consulting Co., Ltd.

Account Bank: Bank of China (Tianjin Ronghe Square Sub-branch)

Account Number: 272672784101

6.	Intellectual Property

All the legal rights in respect of the licensed systems under the License shall be owned by Licensor. Licensee does not obtain any intellectual property rights in respect of such licensed systems by entering into this Agreement. All the intellectual property rights created or derived from Licensee’s use of the License, including but without limitation, copyrights, patents, patent applications, trademarks, trademark applications, software, know-how, technology data and commercial secrets, regardless of whether being developed or created by Licensor or Licensee, shall be exclusively and solely owned by Licensor.

7.	Representations and Warranties

(1)	Licensor hereby represents and warrants to Licensee as follows:

(a)	Licensor is a limited liability company duly organized and existing under the laws of China.

(b)

Licensor has legal rights to execute and perform this Agreement. The execution and performance of this Agreement does not contravene the articles of association or other constitutional documents of Licensor. Licensor has obtained all necessary and appropriate approvals and authorizations to execute and perform this Agreement.

(c)

The execution and performance of this Agreement by Licensor will not violate any provisions of laws and regulations, governmental approvals, authorizations, notifications, or any other regulatory documents binding or affecting Licensor, and will not violate any of its agreements with, or commitments to, any third party.

(d)	This Agreement constitutes legal, valid and enforceable obligations of Licensor.

(2)	Licensee hereby represents and warrants to Licensor as follows:

(a)	Licensee is a [private non-enterprise entity]/ [limited liability company] duly organized and existing under the laws of China.

(b)

Licensee has legal rights to execute and perform this Agreement. The execution and performance of this Agreement does not contravene the articles of association or other constitutional documents of Licensee. Licensee has obtained all necessary and appropriate approvals and authorizations to execute and perform this Agreement.

Rise Education Group

(c)

The execution and performance of this Agreement by Licensee are in compliance with and does not violate any provisions of laws and regulations, governmental approvals, authorizations, notifications, or any other regulatory documents binding or affecting Licensee, and will not violate any of its agreements with, or commitments to, any third party.

(d)	This Agreement constitutes legal, valid and enforceable obligations of Licensee.

8.	Confidentiality

The Parties covenant and confirm that any verbal communications, written documents or electronic information (including but not limited to software codes and any contents contained in the software) relating to this Agreement between the Parties shall be confidential information. Neither Party may disclose any confidential information of the other Party without prior written consent from the other Party, except that: (1) relevant information has been made public not as a result of any fault or disclosure by the information recipient; (2) such disclosure is required under applicable laws or regulations or rules of securities exchanges. Any employees of one Party disclosing any confidential information shall be deemed as the Party disclosing confidential information and such Party shall be liable therefor under this Agreement. This clause shall survive the termination of this Agreement.

9.	Events of Default

Failure by a Party to perform its obligations under this Agreement or any non-compliance of its performance of obligations with this Agreement or any of its representations and warranties under this Agreement being materially untrue or inaccurate shall constitute an event of default. The defaulting Party shall indemnify the non-defaulting Party for all the direct and indirect losses arising from its default. Notwithstanding the foregoing, upon any delay by Licensee in its payment of any Royalties to Licensor, for each day of delay in such payment, Licensee must pay Licensor liquidated damages at 0.5 percent (0.5%) of the Royalties that are due and unpaid. In the event that such delay in payment is more than fifteen (15) days, Licensor may terminate this Agreement. Licensee shall be liable for indemnifying Licensor in full for the losses it incurred therefrom.

Either Party’s failure to exercise the right to claim liquidated damages or indemnification for losses against the other Party shall not be deemed as a waiver of such right.

10.	Termination

This Agreement shall be terminated upon the occurrence of any of the following:

(1)	The validity period of this Agreement expires and the Parties fail to reach an agreement on renewal;

Rise Education Group

(2)	The Parties mutually agree to terminate this Agreement; or

(3)	Licensor exercises the right to terminate this Agreement upon a default by Licensee.

If this Agreement is terminated by Licensor upon a default by Licensee, Licensor will not refund the prepaid Royalties to Licensee.

11.	Notice

Any written notice sent by registered or express mail shall be deemed being delivered three (3) business days after the date on which the mail is dispatched (evidenced by the postmark) unless the address on the mailing slip is different from the address specified in this Agreement. Any written notice sent by facsimile shall be deemed being delivered when the receipt is confirmed.

In addition, Licensor may send any notice by email to the email address provided by Licensee in this Agreement, and the notice shall be deemed as being delivered when such email is successfully sent.

The address of each Party for notice purposes shall be as follows:

Licensor: Rise (Tianjin) Education Information Consulting Co., Ltd.

Mailing address: Room C209, C210, C213, C214, C217 and C218, 2/F, Building 1, No.8 Huanhe West Road, Airport Economic Zone, Tianjin, China

Attention: SUN Yiding

Licensee: [•]

Mailing address: [•]

Attention: [•]

12.	Dispute Resolution and Governing Law

The Parties shall seek to resolve all the disputes arising from or in connection with this Agreement through friendly consultation. In the event that any dispute cannot be resolved through such consultation, such dispute shall be submitted to the Beijing Arbitration Commission (“BAC”) for arbitration pursuant to the then effective arbitration procedures and rules of BAC. The arbitral award shall be final and binding upon the Parties.

13.	Renewal

This Agreement shall be effective as of the date set forth above in this Agreement. The term of this Agreement shall be five (5) years. This Agreement shall be renewed automatically for another five (5) years upon the expiration unless the Parties confirm, in writing, the termination of this Agreement.

Rise Education Group

14.	Miscellaneous

(1)

[This Agreement shall supersede other license agreements with respect to management systems previously entered into by both Parties. In case of any conflicts in any terms and conditions or any dispute on the interpretation, application or implementation of this Agreement, this Agreement shall prevail. Any amendment to this Agreement shall be in writing and executed by both Parties hereto.]

(2)	This Agreement is executed in two (2) original copies and each Party shall hold one original copy. Both original copies shall have the same legal effect.

(3)	This Agreement shall become effective upon being affixed with both Parties’ official seals.

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Rise Education Group

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first above written.

Rise (Tianjin) Education Information Consulting Co., Ltd.

(Corporate Seal)

Date:

[•]

(Seal)

Date:

Rise Education Group

SCHEDULE 1

Royalties

During the term of this Agreement, Licensee shall pay to Licensor the Royalties on a quarterly basis. The amount of the Royalties shall be computed at a percentage (as agreed upon between both Parties) of Licensee’s revenues and confirmed by a letter of confirmation substantially in the form attached hereto.

Royalties shall be paid after each quarter. Licensee shall pay the Royalties for the preceding quarter in accordance with a written payment instruction of Licensor during each quarter.

Rise Education Group

Annex 1 – Form of the Letter of Confirmation on the Amount of Royalties

Letter of Confirmation on the Amount of Royalties

Reference is made to the license agreement (the “Agreement”), dated as of [Date], by and between Rise (Tianjin) Education Information Consulting Co., Ltd. (“Licensor”) and [•] (“Licensee”). Pursuant to Section 4 and Schedule 1 of the Agreement, Licensor and Licensee agree that the amount of the Royalties for the [•] quarter of 20[•] shall be set at [•]% of the revenues booked by Licensee during the quarter, amounting to RMB [•] ([•][in letters]). The above-referenced Royalties shall be paid by Licensee to the account designated by Licensor not later than [Date] in accordance with a written payment instruction of Licensor.

Rise (Tianjin) Education Information Consulting Co., Ltd.	[•]
(Corporate Seal)	(Seal)

[Date]